UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2020

Commission File Number: 001-35681

AMIRA NATURE FOODS LTD

(Exact name of Registrant as specified in its Charter)

29E, A.U. Tower

Jumeirah Lake Towers

Dubai, United Arab Emirates

(Address of Principal Executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)) ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)) ☐

The information contained in this Form 6-K is incorporated by reference into the Company’s Form F-3 Registration Statement File No. 333-219645 and Form S-8 Registration Statements File Nos. 333-184408 and 333-219646, and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.

Item 8.01 Other Events

Impact of Coronavirus

The Company is a foreign private issuer with sales across four continents. As a foreign issuer and global provider of food products, the Company is particularly susceptible to the impact of the COVID-19 global pandemic. The Company’s business and operations could be negatively impacted by the COVID-19 global pandemic in each jurisdiction where it operates, as follows:

•	The Company may be unable to effectively and efficiently manage its business and respond to the impact and uncertainties caused by the COVID-19 pandemic.

•	The Company’s supply chains and distribution channels could be subject to material interruptions and delays for extended and unknown periods of time, due to government-imposed quarantines, closures, lockdowns and other orders that restrict the movement and activity of persons and goods in the countries where the Company operates and sells its products.

•	Deliveries of the Company’s products could be subject to delay or disruption due to governmental orders and laws restricting or preventing the shipment of the Company’s products from or to certain countries.

•	The COVID-19 pandemic could impair the Company’s ability to perform its agreements with customers, vendors, suppliers, distributors and other third parties.

•	The COVID-19 pandemic could inhibit the Company’s ability to recognize revenue from its contracts as planned.

•	The Company’s employees including its officers and directors could be quarantined, and/or subject to lockdowns that could cause labor shortages.

•	The Company’s facilities could be disinfected and/or subject to closure in areas affected by the COVID-19 outbreak.

•	The Company’s suppliers, shippers, distributors and customers could encounter labor shortages and be subject to quarantines and lockdowns in areas affected by the COVID-19 outbreak, and be subject to closures of shipping, manufacturing and other facilities, warehouses, and logistics supply chains.

•	The Company’s results of operations could be adversely affected due to the negative impact of COVID-19 on the economies in jurisdictions where the Company operates and sells its products, in general.

•	The Company could be subject to increased costs to comply with regulatory requirements in areas affected by the COVID-19 outbreak.

The full impact and duration of the COVID-19 virus is unknown at this time. The spread and impact of the COVID-19 is rapidly evolving, and the Company plans to monitor its developments going forward and adjust its future plans as needed on a country-by-country basis.

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Prior Guidance

Amira Nature Foods Ltd (the “Company”) reports that it anticipates its revenues for the fiscal year ending March 31, 2020 will be materially lower than the previous revenue guidance it issued in a press release in June of 2019. As such, the Company’s earlier guidance is withdrawn and should not be relied upon. The Company is not providing an updated outlook currently.

Issuance of Shares

On March 24, 2020, the Board of Directors of Amira Nature Foods, Ltd (the “Company”) approved the issuance of an aggregate of 678,416 of the Company’s ordinary shares (the “Ordinary Shares”) to its Chairman and Chief Executive Officer, Karan A. Chanana at the price of $6.16 per share in lieu of $4,179,041 of accrued cash compensation for the fiscal years ended March 31, 2018 through March 31, 2020. The value of the Ordinary Shares granted to Mr. Chanana for each of the fiscal years ending March 31, 2018, 2019, and 2020 is equal to the compensation paid to Mr. Chanana for the year ended March 31, 2017. The Ordinary Shares were issued to Mr. Chanana in reliance upon to Section 4(a)(2) of the Securities Act of 1933, as amended. The issuance of the Ordinary Shares to Mr. Chanana in lieu of cash compensation preserves the Company’s capital for its operations.

About Amira Nature Foods Ltd

Founded in 1915, Amira has evolved into a leading global manufacturer, marketer and distributor of branded packaged specialty rice and other related food products, with sales across four continents around the world. The Company generates the majority of its revenue through the sale of Basmati rice, a premium long-grain variety of rice grown only in the geographically indicated region of the Indian sub-continent, as well as other specialty rice. It sells its products under its flagship Amira brand, as well as other Company-owned brands and third-party brands. The Company’s global headquarters are in Dubai, United Arab Emirates, and it has offices in Germany and the United Kingdom.

Cautionary Statement and Note on Forward-Looking Statements

As previously reported by the Company on Form 6-K filed with the SEC on March 18, 2019, in the second half of fiscal year 2019, the Company announced the conversion of the outstanding debt of Amira Pure Foods Private Limited, (“Amira India”) a partially-owned subsidiary of Amira Mauritius, the Company’s subsidiary, into equity (the “Deconsolidation”). This Deconsolidation resulted in Amira Mauritius’ ownership of Amira India being reduced from 80.4 percent to 49.8 percent. As a result, Amira India and its wholly owned subsidiaries will no longer be consolidated at line item level for the purpose of preparing the Company’s consolidated financial statements which would be included in the Company’s Form 20-F for the year ended March 31, 2019. That Form 20-F was not filed with the SEC as of July 31, 2019, its prescribed due date, and has not been filed to date. As a result of the Deconsolidation, the Company’s operating and financial results for fiscal 2019 (reflecting the Deconsolidation), will materially differ from those of prior periods and will reflect a material reduction of the Company’s revenues, assets and liabilities in comparison to all prior years reported by the Company on Form 20-F.

This Form 6-K contains forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements generally can be identified by phrases that the Company, we or our members of management use, such as "believe," "expect," "may," "will," "should," "would," "could," "seek," "intend," "plan," "goal," "project," "estimate," "anticipate" or other comparable terms. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and in some cases outside the Company’s control. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or, if any of them do, what impact they will have on the Company’s results of operations, financial condition, or the price of the Company’s Ordinary Shares. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that pose risks to the Company’s business and operations which could cause its actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: (i) uncertainties associated with the COVID-19 pandemic, including its possible effects on the Company’s operations, management and employees, supply chains, shipping, facilities and customers: (ii) the demand for the Company’s products and the Company’s ability to distribute the Company’s products across four continents; (iii) the impact of quarantines, lockdown orders and other events restricting the movement of persons or goods in countries where the Company sells its products and operates; (iv) the Company’s ability to efficiently and flexibly manage the Company’s business and respond to the impact and uncertainties related to the COVID-19 pandemic; (v) the effect that the COVID-19 pandemic will have on the Company’s ability to perform the Company’s agreements with customers, vendors, suppliers, distributors and other third parties; (vi) the Company’s ability to recognize revenue from the Company’s contracts as planned; (vii) statements that describe the Company’s expectations for the global rice market; (viii) the operational and financial impact of the Deconsolidation; (ix) new sales contracts on the Company’s revenue; (x) the Company’s expectations regarding the successful efforts of the Company’s distribution partners; (xi) statements of management’s beliefs, intentions or goals, (xii) continued competitive pressures in the marketplace; (xiii) the Company’s reliance on a few customers and distribution partners for a substantial part of the Company’s revenue; (xiv) the impact of government laws, rules and regulation on the Company’s business and operations (xv) the Company’s ability to implement the Company’s plans, forecasts and other expectations with respect to the Company’s business; and (xvi) the other risks and important considerations contained and identified in the Company’s filings with the Securities and Exchange Commission. All forward-looking statements attributable to the Company or to persons acting on the Company’s behalf are expressly qualified in their entirety by the risks identified herein and in the Company’s filings with the Securities and Exchange Commission. Other than as required under the securities laws, the Company undertakes no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMIRA NATURE FOODS LTD

Dated: March 25, 2020	By:	/s/ Karan A. Chanana
	Print:	Karan A. Chanana
	Title:	Chairman

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